Exhibit 99.2

EXECUTION VERSION

SUPPORT AGREEMENT

WHEREAS, this support agreement (the “Support Agreement”), dated as of July 7, 2016, sets out the agreement among Postmedia Network Canada Corp. (“PNCC”), Postmedia Network Inc. (“PNI” and, together with PNCC, collectively, the “Companies” and each individually, a “Company”) and each of the other signatories hereto (each a “Supporting Second Lien Noteholder” and collectively the “Supporting Second Lien Noteholders”), being a holder of, and/or investment advisor or manager with investment discretion with respect to holdings in, inter alia, the 12.50% Senior Secured Notes due 2018 issued by PNI (the “Second Lien Notes”) pursuant to the Second Lien Notes Indenture, regarding a recapitalization transaction (the “Recapitalization Transaction”) involving PNCC, PNI and each of their respective co-obligors (collectively, the “Postmedia Entities”), as more fully described in the recapitalization term sheet attached as Schedule B (the “Term Sheet”, with the terms of the Recapitalization Transaction set out therein and herein being, collectively, the “Recapitalization Transaction Terms”), which Recapitalization Transaction Terms are to form the basis of the Recapitalization Transaction to be implemented pursuant to a plan of arrangement in form and substance acceptable to the Majority Supporting Second Lien Noteholders, acting reasonably (the “Plan”) to be filed in respect of the Companies in proceedings (the “Proceedings”) under the Canada Business Corporations Act (the “CBCA”) commenced before the Ontario Superior Court of Justice (Commercial List) in Toronto (the “Court”). Holders of Second Lien Notes are herein referred to as “Second Lien Noteholders”.

AND WHEREAS, capitalized terms used but not otherwise defined in the main body of this Support Agreement have the meanings given to them in Schedule A or the Term Sheet.

NOW THEREFORE, PNCC, PNI and the Supporting Second Lien Noteholders (each a “Party” and collectively, the “Parties”) hereby agree as follows:

1.	Recapitalization Transaction

The Recapitalization Transaction Terms as agreed among the Parties are set forth in the Term Sheet, which is incorporated herein and made a part of this Support Agreement, and in this Support Agreement. In the case of a conflict between the provisions contained in the main body of this Support Agreement and the Term Sheet, the provisions of the main body of this Support Agreement shall govern. In the case of a conflict between the provisions contained in the text of this Support Agreement (including the Schedules hereto) and the Plan, the terms of the Plan shall govern.

2.	Representations and Warranties of the Supporting Second Lien Noteholders

Each Supporting Second Lien Noteholder, severally and not jointly, hereby represents and warrants to the Companies (and acknowledges that the Companies are relying upon such representations and warranties) that as of the date hereof:

(a)	it is either the sole legal or beneficial holder of, or exercises control and direction and has sole voting and investment discretion over:

(i)

First Lien Notes and Second Lien Notes in the principal amount(s) set forth on its signature page to this Support Agreement (collectively, the “Relevant Notes”, the Relevant Notes, together with all obligations owing in respect of the Relevant Notes, including accrued and unpaid interest and any other amount that such Supporting Second Lien Noteholder is entitled to claim in respect of the Relevant Notes pursuant to the First Lien Notes Indenture, the Second Lien Notes Indenture or otherwise, its “Debt”) and no other First Lien Notes or Second Lien Notes; and

(ii)	that number of Existing Shares set forth on its signature page to this Support Agreement (the “Relevant Shares”) and no other Existing Shares;

(b)	it has the authority to vote or direct the voting of its Debt and Relevant Shares;

(c)

it (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Support Agreement; (ii) has conducted its own analysis and made its own decision to enter into this Support Agreement; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied in such analysis or decision on any person other than its own independent advisors;

(d)

this Support Agreement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by the other Parties, this Support Agreement constitutes the legal, valid and binding obligation of such Supporting Second Lien Noteholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(e)

it is duly organized and validly existing under the laws of the jurisdiction of its organization and has all approvals necessary to execute and deliver this Support Agreement and to perform its obligations hereunder;

(f)

the execution and delivery of this Support Agreement by it and the completion by it of the transactions contemplated herein do not and will not, to the best of its knowledge, violate or conflict with any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Supporting Second Lien Noteholder or any of its properties or assets or result (with or without notice or the passage of time) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under its certificate of incorporation, articles, bylaws or other constating documents;

(g)

except as contemplated by this Support Agreement, it has not deposited any of its Relevant Notes, Debt or Relevant Shares into a voting trust, or granted (or permitted to be granted) any proxies or powers of attorney or attorney in fact, or entered into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Notes, Debt or Relevant Shares where such trust, grant, agreement, understanding or arrangement would in any manner restrict the ability of such Supporting Second Lien Noteholder to comply with its obligations under this Support Agreement, including the obligations in Section 4;

(h)

neither the Debt nor the Relevant Shares held by it are subject to any liens, charges, encumbrances or other similar restrictions that would reasonably be expected to adversely affect its ability to perform its obligations under this Support Agreement;

(i)

to the best of its knowledge, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against such Supporting Second Lien Noteholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on such Supporting Second Lien Noteholder’s ability to execute and deliver this Support Agreement, to perform its obligations hereunder and to consummate the Recapitalization Transaction;

(j)

it is an “accredited investor”, as such term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators (“NI 45-106”) and it was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106; and

(k)

it is an accredited investor within the meaning of the rules of the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, and the regulations promulgated thereunder, as modified by The Dodd-Frank Wall Street Reform and Consumer Protection Act.

3.	The Companies’ Representations and Warranties

Each of the Companies (except if the representation or warranty is applicable to PNCC only) hereby represents and warrants to each of the Supporting Second Lien Noteholders (and each of the Companies acknowledges that each Supporting Second Lien Noteholder is relying upon such representations and warranties) that as of the date hereof:

(a)

the PNCC Board and the PNI Board, as applicable, have (i) approved the transactions contemplated by the Recapitalization Transaction; (ii) determined that such transactions are in the best interests of the applicable Company; and (iii) taken all necessary corporate action to authorize this Support Agreement;

(b)

it (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Support Agreement; (ii) has conducted its own analysis and made its own decision to enter into this Support Agreement; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied in such analysis or decision on any person other than its own independent advisors;

(c)

this Support Agreement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by all Parties, this Support Agreement constitutes a legal, valid and binding obligation of it, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(d)

it is duly organized and validly existing under the laws of Canada and has all necessary power and authority to execute and deliver this Support Agreement resulting from its acceptance hereof and to perform its obligations hereunder;

(e)

the execution and delivery of this Support Agreement by it and the completion by it of the transactions contemplated herein do not and will not, to the best of its knowledge, violate or conflict with any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Company or any of its properties or assets or result (with or without notice or the passage of time) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under its certificate of incorporation, articles, bylaws or other constating documents;

(f)

there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against it or any of its properties that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on its ability to execute and deliver this Support Agreement, to perform its obligations hereunder and to consummate the Recapitalization Transaction;

(g)

all financial information that has been provided or made available to the Supporting Second Lien Noteholders, their affiliates or their respective advisors by it, or any of its representatives, (i) has been prepared in good faith (and in the case of any financial statements forming part of such financial information, in accordance with the International Financial Reporting Standards) and (ii) fairly reflects in all material respects as of the dates thereof, its financial condition and the results of its operations;

(h)

since February 29, 2016, (i) there has not been any Material Adverse Change, and (ii) there are no material change reports relating to the Companies filed on a confidential basis with any securities commission which remain confidential;

(i)

it is conducting its business in substantial compliance with all applicable Laws and has not received any notice to the effect that, or has otherwise been advised that, it is not in substantial compliance with such Laws;

(j)

except as disclosed in the Information, it has no material liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) that have been incurred other than in the ordinary course of business and consistent with past practice;

(k)	except as disclosed in the Information, it is not aware of any material litigation or other claims commenced or threatened against it;

(l)

no order halting or suspending trading in its securities or prohibiting the sale of such securities has been issued to or is outstanding against it and no investigations or proceedings for such purpose are pending or threatened;

(m)

it has obtained all material permits, licenses and other authorizations which are required under all environmental Laws and it is in substantial compliance with the terms and conditions of such permits, licenses and authorizations;

(n)	it has filed all tax returns which are required to be filed, has paid or made provision for payment of all taxes which are due and payable;

(o)

except as disclosed in the Information, there are no “change of control” payments or similar payments or compensation that would be payable to any of its senior officers or to any other director, officer or employee of any of its subsidiaries or affiliates as a result of the implementation of the transactions contemplated by this Support Agreement and the Recapitalization Transaction;

(p)

it has complied with its public reporting obligations under securities Laws in all material respects, and all documents filed with the relevant securities regulators: (i) complied with all applicable securities Laws in all material respects; and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(q)

to the knowledge of such Company’s officers who have been working directly on the Recapitalization Transaction, (i) all of the material contracts to which it is a party are valid, binding and enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors or general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity); and (ii) except as otherwise contemplated by this Support Agreement and the transactions contemplated hereby, there is no existing (or threatened in writing) breach or default with respect to, nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a breach or default by it under, any of the material contracts to which it is a party;

(r)

PNCC is authorized to issue an unlimited number of Voting Shares and Variable Voting Shares, of which 2,342,355 Voting Shares and 278,839,490 Variable Voting Shares are issued and outstanding. PNCC has no other capital stock authorized or issued and outstanding;

(s)

PNCC’s shareholder rights plan shall not in any way interfere with the ability of the Parties to consummate the Recapitalization Transaction and, to the extent required, shall be waived with respect to the Recapitalization Transaction and/or the exchange of securities as contemplated by the Plan. Except as disclosed in the Information, there are no outstanding options, warrants, convertible securities or rights of any kind to purchase or otherwise acquire capital stock or other securities of the Companies; and

(t)

to the knowledge of such Company’s officers who have been working directly on the Recapitalization Transaction, no representation or warranty of such Company contained in this Support Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein not misleading.

4.	Supporting Second Lien Noteholders’ Covenants

Subject to, and in consideration of, the matters set forth in Section 5 below, each Supporting Second Lien Noteholder hereby acknowledges, covenants and agrees:

(a)	to the Recapitalization Transaction Terms;

(b)	not to, directly or indirectly, from the date hereof to the date this Support Agreement is terminated:

(i)

sell, assign, lend, pledge, hypothecate, dispose or otherwise transfer (in each case, “Transfer”) any of its Relevant Notes, Debt or Relevant Shares or any rights or interests therein (or permit any of the foregoing with respect to any of its Relevant Notes, Debt or Relevant Shares) or enter into any agreement, arrangement or understanding in connection therewith; provided that, each Supporting Second Lien Noteholder may transfer some or all of its Relevant Notes, Debt or Relevant Shares to: (A) any other fund managed by the Supporting Second Lien Noteholder for which the Supporting Second Lien Noteholder has the voting and investment discretion, including discretionary authority to manage or administer funds and continues to exercise investment and voting authority with respect to the transferred Relevant Notes, Debt or Relevant Shares (provided for certainty that all of such Supporting Second Lien Noteholder’s representations and warranties under this Support Agreement shall remain true and correct following such Transfer and such Supporting Second Lien Noteholder shall continue to be bound by this Support Agreement in respect of such Relevant Notes, Debt and/or Relevant Shares), (B) any other Supporting Second Lien Noteholder, or (C) any other person provided such person agrees pursuant to a written joinder agreement with the Companies to be bound by the terms of this Support Agreement with respect to the transferred Relevant Notes, Debt or Relevant Shares; or

(ii)

except as contemplated by this Support Agreement, deposit any of its Relevant Notes, Debt or Relevant Shares into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Notes, Debt or Relevant Shares if such trust, grant, agreement, understanding or arrangement would in any manner restrict the ability of the Supporting Second Lien Noteholder to comply with its obligations under this Support Agreement, including the obligations in this Section 4;

(c)

not to take any action, or omit to take any action, that is inconsistent with its obligations under this Support Agreement or that would frustrate, hinder or delay the consummation of the Recapitalization Transaction and the Plan;

(d)	to vote (or cause to be voted) all of its Relevant Notes, Debt and Relevant Shares, as applicable:

(i)	in favour of the approval, consent, ratification and adoption of the Plan (and any actions required in furtherance thereof) in accordance with the terms herein; and

(ii)

against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Recapitalization Transaction or the Plan, as applicable, and that it shall tender its proxy for any such vote in compliance with any deadlines set forth in the Interim Order;

(e)

not to propose, file, solicit, vote for or otherwise support any alternative offer, restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Companies, including any proceeding under the CBCA, other legislation or otherwise, that is inconsistent with the Recapitalization Transaction and the Plan, except with the prior written consent of the Companies;

(f)

to support and instruct the Advisors to support all motions filed by the Companies in the Proceedings that are in furtherance of the Recapitalization Transaction and the Plan and, if requested by the Companies, provide commercially reasonable assistance to the Companies in obtaining any required regulatory approvals and/or required material third party approvals to effect the Recapitalization Transaction, in each case at the expense of the Companies;

(g)

not to accelerate or enforce or take any action or initiate any proceeding to accelerate or enforce the payment or repayment of any of its Debt and not to support any other Person in taking any of the foregoing enforcement actions;

(h)

subject to Sections 13 and 15, to the existence and factual details of this Support Agreement being set out in any public disclosure made by the Companies, including, without limitation, press releases and court materials, and to the filing of this Support Agreement on SEDAR and/or EDGAR and with the Court in connection with the Proceedings;

(i)

to waive any defaults or events of default under the First Lien Notes Indenture and the Second Lien Notes Indenture, as applicable, that may occur as a result of (i) the commencement and/or continuation of the Proceedings in conformity with this Support Agreement; (ii) the pursuit of the Recapitalization Transaction, including the entering into of any related documents, as specifically contemplated by this Support Agreement; and (iii) provided that this Support Agreement has not been terminated in accordance with its terms (and, for greater certainty, regardless of whether such termination occurs before, on or after July 15, 2016), the non-payment of interest in respect of the Second Lien Notes on the July 15, 2016 interest payment date, and, in all such cases, to not take any enforcement steps (and to instruct the First Lien Trustee and the Second Lien Trustee, as applicable, not to take any enforcement steps) in connection therewith;

(j)	to consent to a stay of any existing and potential defaults in connection with their Debt, subject to the Companies’ continued compliance with the terms of this Support Agreement;

(k)

that the Companies are not obligated to file and have no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of any of its securities, including any securities issued in connection with the Recapitalization Transaction; and

(l)

that this Support Agreement shall in no way be construed to preclude a Supporting Second Lien Noteholder from acquiring additional First Lien Notes or Second Lien Notes (collectively, the “Additional Notes”) or Existing Shares (“Additional Shares”) that are not otherwise subject to this Support Agreement; provided, however, that such Additional Notes and Additional Shares shall automatically and immediately upon acquisition by a Supporting Second Lien Noteholder be deemed to constitute Relevant Notes (and together with all accrued and unpaid interest and any other amount that such Supporting Second Lien Noteholder is entitled to claim in respect of the Additional Notes pursuant to the First Lien Notes Indenture, the Second Lien Notes Indenture or otherwise shall be deemed to constitute Debt) and Relevant Shares, respectively, of the Supporting Second Lien Noteholder hereunder subject to the terms of this Support Agreement, and the Supporting Second Lien Noteholder hereby agrees to provide written notice to the Companies advising of (i) the acquisition by the Supporting Second Lien Noteholder of Additional Notes or Additional Shares, (ii) the principal amount of Additional Notes or the number of Additional Shares acquired by the Supporting Second Lien Noteholder, as applicable, and (iii) the date of such acquisition, within five (5) Business Days of any such acquisition.

5.	Companies’ Covenants

Subject to, and in consideration of, the matters set forth in Section 4 above, each of the Companies hereby acknowledges, covenants and agrees:

(a)	to the Recapitalization Transaction Terms;

(b)

to pursue the completion of the Recapitalization Transaction on a timely basis and in good faith by way of the Plan, and not to take any action (or inaction) that is inconsistent with the terms of this Support Agreement;

(c)

to file the Plan on a timely basis, recommend to any person entitled to vote on the Plan that they vote to approve the Plan and take all reasonable actions necessary to obtain any regulatory approvals for the Recapitalization Transaction and to achieve the following timeline (which timeline may be extended at any time as agreed by the Companies and the Majority Supporting Second Lien Noteholders):

(i)	Court approval of the Interim Order shall have been obtained by no later than August 10, 2016;

(ii)	the Plan shall have been approved by the Court pursuant to the Final Order by no later than September 30, 2016; and

(iii)	the Recapitalization Transaction shall have been implemented pursuant to the Plan on or prior to the Outside Date;

(d)

to provide draft copies of all motions or applications and other documents with respect to the Recapitalization Transaction and the Plan that the Companies intend to file with the Court in connection with the Proceedings to the Advisors at least two (2) Business Days prior to the date when the Companies intend to file or otherwise disseminate such documents (or, where circumstances make it impracticable to allow for two (2) Business Days’ review, with as much opportunity for review and comment as is practically possible in the circumstances), and all such filings shall be acceptable to the Majority Supporting Second Lien Noteholders, acting reasonably. For greater certainty, the Interim Order, Final Order and the Plan shall only be submitted to the Court in a form mutually agreed by the Companies and the Majority Supporting Second Lien Noteholders, each acting reasonably, and each such document shall be subject to any amendments that are required by the Court, provided that any such amendments are acceptable to the Companies and the Majority Supporting Second Lien Noteholders, each acting reasonably. The Companies shall not materially amend the terms of the Interim Order, the Final Order or the Plan without the consent of the Majority Supporting Second Lien Noteholders, such consent not to be unreasonably withheld;

(e)

to promptly notify the Advisors if, at any time before the effective time of implementation of the Plan, it becomes aware that an application for a regulatory approval or any other order, registration, consent, filing, ruling, exemption or approval under applicable laws contains a statement which is materially inaccurate or incomplete or of information that otherwise requires an amendment or supplement to such application, and the Companies shall co-operate in the preparation of such amendment or supplement as required;

(f)

to indemnify and hold harmless the Supporting Second Lien Noteholders and their respective subsidiaries and affiliates, and their respective officers, directors, employees, advisors, legal counsel and agents (each an “Indemnified Party”) from and against any and all liabilities to or claims (other than liabilities or claims attributable to any of such persons’ gross negligence, fraud or willful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the earlier of (i) the Effective Date and (ii) the date on which this Support Agreement is terminated provided and to the extent that such claims arise directly or indirectly in connection with the Plan, the Recapitalization Transaction and any proceedings commenced with respect to the Plan and the Recapitalization Transaction, and any other claim, litigation, investigation, actions or matters related directly or indirectly to the Plan or the Recapitalization Transaction, regardless of whether any Indemnified Party is a party thereto and whether or not the transactions contemplated hereby are consummated, and to reimburse each Indemnified Party promptly upon demand for all documented legal and other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein), provided in each case such Supporting Second Lien Noteholder is in material compliance with all of its commitments and obligations under or in respect of this Support Agreement;

(g)

to not materially increase compensation or severance entitlements or other benefits payable to directors or senior management of the Companies, including by way of a key employee incentive plan, and not to materially increase compensation or severance entitlements or other benefits payable to all or substantially all of the employees of the Companies;

(h)

to comply with the terms and covenants of the First Lien Notes Indenture other than any terms and covenants that may be breached as a result of (i) the commencement and/or continuation of the Proceedings in conformity with this Support Agreement; (ii) the pursuit of the Recapitalization Transaction, including the entering into of any related documents, as specifically contemplated by this Support Agreement; and (iii) the non-payment of interest in respect of the Second Lien Notes on the July 15, 2016 interest payment date;

(i)

to operate its business in the ordinary course of business, having regard to its current financial condition and to not enter into or terminate any material contract, except with the prior consent of the Majority Supporting Second Lien Noteholders, such consent not to be unreasonably withheld;

(j)	to promptly notify the Advisors of any claims threatened or brought against it which may impede or delay the consummation of the Recapitalization Transaction or the Plan;

(k)

to not, without the prior consent of the Majority Supporting Second Lien Noteholders, amalgamate, consolidate with or merge into, or sell all or substantially all of their assets to, another entity, or change the nature of its business or its corporate or capital structure;

(l)

except with the prior consent of the Majority Supporting Second Lien Noteholders, or as specifically contemplated by this Support Agreement and the Recapitalization Transaction, to not: (i) prepay, redeem prior to maturity, defease, repurchase or make other prepayments in respect of any non-revolving indebtedness; (ii) directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any indebtedness of any kind whatsoever (except to the extent permitted under the First Lien Notes Indenture (other than indebtedness permitted under items (1), (17), (18) and (19) of Section 4.09(b) thereof)); or (iii) create, incur, assume or otherwise cause or suffer to exist or become effective any new lien, charge, mortgage, hypothec or security interest of any kind whatsoever on, over or against any of their assets or property (except for Permitted Liens (as defined in the First Lien Notes Indenture) (other than liens permitted under items (1), (31) and (42) of such definition));

(m)

to promptly notify the Advisors of: (i) any resignation of, or leave of absence taken by, any of its directors or officers and (ii) any claims or threatened or brought against it in excess of $5 million;

(n)

to provide, upon reasonable request and with reasonable prior notice, the Advisors or the Supporting Second Lien Noteholders which have entered into confidentiality agreements with the Companies (including confidentiality agreements entered prior to the date of this Support Agreement that remain in effect), or any of them, as the case may be, with reasonable access to the books and records of the Companies and their subsidiaries and affiliates (other than books or records that are subject to solicitor-client privilege) for review in connection with the Recapitalization Transaction; and

(o)	to pay the reasonable and documented fees and expenses of the Advisors within seven (7) Business Days from the date of receipt any Advisor invoice.

6.	Negotiation of Documents

(a)

The Parties shall cooperate with each other and shall coordinate their activities (to the extent practicable) in respect of (i) the timely satisfaction of conditions with respect to the effectiveness of the Recapitalization Transaction and the Plan, (ii) all matters concerning the implementation of the Recapitalization Transaction and the Plan, and (iii) the pursuit and support of the Recapitalization Transaction and the Plan. Furthermore, subject to the terms hereof, each of the Parties shall take such actions as may be reasonably necessary to carry out the purposes and intent of this Support Agreement, including making and filing any required regulatory filings, in all cases at the Companies’ expense.

(b)

Each Party hereby covenants and agrees (i) to cooperate and negotiate in good faith, and consistent with this Support Agreement, the definitive documents implementing, achieving and relating to the Recapitalization Transaction and the Plan, all ancillary documents relating thereto, and any orders of the Court relating thereto, and (ii) to the extent it is a party thereto, to execute, deliver and perform its obligations under such documents.

(c)

The Parties agree that the existing shareholder rights plan of PNCC shall, following the Effective Date and the implementation of the Recapitalization Transaction, remain in place subject to such amendments as may be required by the Majority Supporting Second Lien Noteholders, acting reasonably, which amendments (if any) shall be acceptable to the Companies, acting reasonably.

7.	Alternative Transaction

(a)

In the event that it is determined by the Companies, the Majority Supporting Second Lien Noteholders and the Supporting First Lien Noteholder that the Recapitalization Transaction shall not be implemented pursuant to a Plan under the CBCA for any reason, then such parties will consider and negotiate in good faith and, if practicable, consummate the Recapitalization Transaction by way of an alternative implementation method or proceeding, as determined by the Companies, the Majority Supporting Second Lien Noteholders and the Supporting First Lien Noteholder (an “Alternative Transaction”).

(b)

In the event that it is determined that an Alternative Transaction shall be pursued in accordance with Section 7(a), (i) the Companies and their advisors, the Supporting Second Lien Noteholders and the Advisors shall work in good faith in respect of all matters necessary to structure and implement the Alternative Transaction, including with respect to the determination of any court process, if any, pursuant to which the Alternative Transaction will be effectuated, (ii) the structuring and implementation of the Alternative Transaction shall be acceptable to the Companies, the Majority Supporting Second Lien Noteholders and the Supporting First Lien Noteholder, and (iii) the terms of and obligations under this Support Agreement, including the Term Sheet, shall apply to the Alternative Transaction, with any necessary amendments as the structure and implementation of the Alternative Transaction may reasonably require.

8.	Conditions to Supporting Second Lien Noteholders’ Support Obligations

Notwithstanding anything to the contrary contained in this Support Agreement and without limiting any other rights of the Supporting Second Lien Noteholders hereunder, each Supporting Second Lien Noteholder’s obligation to vote in favour of the Plan pursuant to Section 4(d)(i) shall be subject to the satisfaction of the following conditions, each of which is for the benefit of the Supporting Second Lien Noteholders and may be waived, in whole or in part, by the Majority Supporting Second Lien Noteholders (provided that such conditions shall not be enforceable by a Supporting Second Lien Noteholder if any failure to satisfy such conditions results from an action, error or omission by or within the control of such Supporting Second Lien Noteholder seeking enforcement):

(a)	the Companies shall have executed this Support Agreement and delivered their respective signature pages hereto to the Supporting Second Lien Noteholders;

(b)

the Plan and all transaction documents relating to the Recapitalization Transaction and the Plan shall be in form and substance acceptable to the Majority Supporting Second Lien Noteholders, acting reasonably;

(c)

all orders made and judgments rendered by any competent court of law and all rulings and decrees of any competent regulatory body, agent or official in respect of the Proceedings and the Recapitalization Transaction shall be satisfactory to Majority Supporting Second Lien Noteholders, acting reasonably;

(d)

the Interim Order, the Plan, the proposed Final Order in respect of the Plan, and all other materials filed by or on behalf of the Companies in the Proceedings shall have been filed (and, if applicable, issued) in form and substance acceptable to the Majority Supporting Second Lien Noteholders, acting reasonably;

(e)

the Companies shall have complied in all material respects with each covenant and obligation in this Support Agreement that is to be performed on or before the date that is three (3) Business Days prior to the Voting Deadline (subject to any agreed upon extension of the milestones set out herein);

(f)	there shall not exist or have occurred any Material Adverse Change;

(g)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application (other than a frivolous or vexatious application by a Person other than a Governmental Entity) shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction that restrains, impedes or prohibits (or if granted could reasonably be expected to restrain, impede or inhibit) the Recapitalization Transaction or any material part thereof or requires or purports to require a material variation of the Recapitalization Transaction;

(h)	all actions taken by the Companies in furtherance of the Recapitalization Transaction and the Plan shall be consistent in all material respects with this Support Agreement; and

(i)	the Companies shall be in material compliance with all of their respective commitments and obligations under or in respect of this Support Agreement.

9.	Conditions to the Transaction

(a)

The Recapitalization Transaction shall be subject to the satisfaction of the following conditions prior to or at the time the Recapitalization Transaction is implemented (the “Effective Time”) each of which is for the mutual benefit of the Companies, on the one hand, and the Supporting Second Lien Noteholders, on the other hand, and may be waived in whole or in part jointly by the Companies and the Majority Supporting Second Lien Noteholders (provided that such conditions shall not be enforceable by the Companies or a Supporting Second Lien Noteholder, as the case may be, if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Party seeking enforcement):

(i)	the Interim Order shall have been obtained by August 10, 2016 (or such other date as may be agreed to by the Companies and the Majority Supporting Second Lien Noteholders);

(ii)

the Plan shall have been approved by (A) the Court; and (B) the requisite majority of affected creditors and, if applicable, shareholders, in conformity with the CBCA as and to the extent required by the Court;

(iii)

the Plan shall have been approved pursuant to the Final Order by no later than September 30, 2016 (or such other date as may be agreed to by the Companies and the Majority Supporting Second Lien Noteholders) and the Final Order (A) shall have been entered by the Court and (B) shall have become a final order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Companies or the Majority Supporting Second Lien Noteholders, vacated or subject to pending appeal and as to which order any appeal periods relating thereto shall have expired;

(iv)

the Plan and all transaction documents relating to the Recapitalization Transaction and the Plan shall be in form and substance acceptable to the Majority Supporting Second Lien Noteholders, acting reasonably;

(v)

all disclosure documents (including press releases) and definitive agreements in respect of the Recapitalization Transaction shall be in form and substance acceptable to the Companies and the Majority Supporting Second Lien Noteholders, each acting reasonably, provided that, nothing herein shall prevent a Party from making public disclosure in respect of the Recapitalization Transaction to the extent required by applicable Law;

(vi)

all required stakeholder, regulatory, Court approvals, consents, waivers and filings shall have been obtained or made, as applicable, on terms satisfactory to the Companies and the Majority Supporting Second Lien Noteholders, each acting reasonably, and copies of any and all such approvals, consents and/or waivers shall have been provided to the Advisors;

(vii)

all filings that are required under applicable Laws in connection with the Recapitalization Transaction shall have been made and any material regulatory consents or approvals that are required in connection with the Recapitalization Transaction shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

(viii)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the Plan that restrains, impedes or prohibits (or if granted would reasonably be expected to restrain, impede or prohibit), the Recapitalization Transaction or the Plan or any material part thereof or requires or purports to require a material variation of the Recapitalization Transaction Terms;

(ix)	the First Lien Support Agreement shall be in full force and effect and shall not have been terminated;

(x)	the Backstop Commitment Agreement shall be in full force and effect and shall not have been terminated;

(xi)

the Recapitalization Transaction shall be compliant with section 19 of the ITA, not result in the acquisition of control by a non-Canadian under the ICA, and receive clearance under the Competition Act;

(xii)	the Director appointed pursuant to section 260 of the CBCA shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the Plan; and

(xiii)	the Effective Date shall have occurred no later than the Outside Date.

(b)

The obligations of the Companies to complete the Recapitalization Transaction and the other transactions contemplated hereby are subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the benefit of the Companies and may be waived, in whole or in part, by the Companies (provided that such conditions shall not be enforceable by the Companies if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Companies):

(i)	the Supporting Second Lien Noteholders shall have complied in all material respects with each covenant and obligation in this Support

Agreement that is to be performed by them on or before the Effective Date;

(ii)

the representations and warranties of the Supporting Second Lien Noteholders set forth in this Support Agreement shall be true and correct in all material respects as of the Effective Date with the same force and effect as if made at and as of such date, except (i) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date and (ii) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Support Agreement;

(iii)

the Plan and all material transaction documents relating to the Recapitalization Transaction and the Plan (including any new (or amended) articles of incorporation, by-laws and other constating documents of the Companies) shall be in form and substance satisfactory to the Companies, acting reasonably; and

(iv)

all orders made and judgments rendered by any competent court of law, and all rulings and decrees of any competent regulatory body, agent or official in relation to the Proceedings shall be satisfactory to the Companies, acting reasonably.

(c)

The obligations of the Supporting Second Lien Noteholders to complete the Recapitalization Transaction and the other transactions contemplated hereby are subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the benefit of the Supporting Second Lien Noteholders and may be waived, in whole or in part, by the Majority Supporting Second Lien Noteholders (provided that such conditions shall not be enforceable by the Supporting Second Lien Noteholders if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Supporting Second Lien Noteholder seeking enforcement):

(i)

the Companies shall have complied in all material respects with each covenant and obligation in this Support Agreement that is to be performed by them on or before the Effective Date (including achieving the milestones set out in Section 5(c));

(ii)

the representations and warranties of the Companies set forth in this Support Agreement shall be true and correct in all material respects as of the Effective Date with the same force and effect as if made at and as of such date, except (i) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date and (ii) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Support Agreement;

(iii)

the Plan and all material transaction documents relating to the Recapitalization Transaction and the Plan (including any new (or amended) articles of incorporation, by-laws and other constating documents of the Companies and a registration rights agreement providing for the qualification for sale of common shares in Canada) shall be in form and substance satisfactory to the Majority Supporting Second Lien Noteholders, acting reasonably;

(iv)

all orders made and judgments rendered by any competent court of law, and all rulings and decrees of any competent regulatory body, agent or official in relation to the Proceedings shall be satisfactory to the Majority Supporting Second Lien Noteholders or the Advisors, acting reasonably;

(v)	all actions taken by the Companies in furtherance of the Recapitalization Transaction and the Plan shall be consistent in all material respects with the Plan and this Support Agreement;

(vi)	there shall not exist or have occurred any Material Adverse Change;

(vii)	the terms of the Management Incentive Plan shall be acceptable to the Majority Supporting Second Lien Noteholders, acting reasonably;

(viii)

the reasonable and documented fees and expenses of the Advisors shall have been paid, provided that the Advisors shall have provided the Companies with invoices for all such fees and expenses at least three (3) Business Days prior to the Effective Date;

(ix)

the accrued and unpaid interest owing under the Second Lien Notes up to July 15, 2016 shall have been paid in cash (excluding, for greater certainty, with respect to the Second Lien Notes only, any default interest or interest accrued after July 15, 2016);

(x)

all of the Existing Equity, except for the Existing Shares and the Common Shares and the Companies’ shareholder rights plan, shall have been extinguished and cancelled for no consideration pursuant to the Plan or otherwise dealt with to the satisfaction of the Companies and the Majority Supporting Second Lien Noteholders;

(xi)	PNCC shall remain a Canadian public company following the implementation of the Plan and the common shares of PNCC shall be publicly listed for trading on the TSX or the TSX Venture Exchange; and

(xii)

all securities of the Companies and any affiliated or related entities that are to be formed in connection with the Recapitalization Transaction, when issued and delivered, shall be duly authorized, validly issued and fully paid and non-assessable.

10.	Releases

The Parties agree that there shall be usual and customary releases in connection with the implementation of the Recapitalization Transaction under the CBCA to be effective as of the Effective Date (the “Releases”) pursuant to the Plan and the Final Order, and pursuant to contractual releases entered into among the Parties. The Releases shall provide, inter alia, that the Postmedia Entities, their shareholders, the First Lien Noteholders, the Second Lien Noteholders, and the foregoing persons’ respective officers, current and former directors, employees, auditors, financial advisors, legal counsel and agents (collectively, the “Released Parties”) shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of Released Party’s gross negligence, fraud or wilful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with the Existing Equity, the First Lien Notes, the First Lien Notes Indenture, the Second Lien Notes, the Second Lien Notes Indenture, the New Capital Offering, the Backstop Commitment Agreement, the Recapitalization Transaction, the Plan, the Proceedings and any of the transactions contemplated herein, and any other actions or matters related directly or indirectly to the foregoing, provided that the Released Parties shall not be released from or in respect of any of their respective obligations under the Recapitalization Transaction, the Support Agreement, the Plan, the Backstop Commitment Agreement, the New Capital Offering or any document ancillary to the foregoing.

11.	Superior Transaction

(a)

Notwithstanding any other provision of this Support Agreement, the Companies are only permitted to negotiate a bona fide, unsolicited proposal and to enter into a transaction in respect of any such proposal, if the Boards, following receipt of advice from legal and financial advisors, determine that such proposal would reasonably be expected to result in a Superior Transaction.

(b)

The Companies shall, subject to any confidentiality agreements in effect as of the date hereof, provide the Advisors with prompt (and in any event within two (2) Business Days of receipt by the Companies) disclosure, at first orally and thereafter in writing, of any proposal regarding a transaction that is an alternative to the Recapitalization Transaction (a “Transaction Proposal”) of which the Companies or any of their representatives are or become aware, any request for discussions or negotiations in connection with a Transaction Proposal, or any other request for non-public information relating to the Companies in connection with any Transaction Proposal, or for access to the books or records of the Companies by any person that informs the Companies that it is considering making, or has made, a proposal with respect to any Transaction Proposal and any amendments thereto. The Advisors may in turn disclose such information to those of the Supporting Second Lien Noteholders which have entered into confidentiality agreements with the Companies. Subject to the foregoing, the Companies shall provide such Supporting Second Lien Noteholders and the

Advisors with a copy of any Transaction Proposal promptly following receipt thereof (and in any event within two (2) Business Days of receipt by the Companies). The Companies shall keep the Advisors and any such Supporting Second Lien Noteholders (for so long as they are party to a confidentiality agreement with the Companies) informed of the status and of any change to the material terms of any such Transaction Proposal.

12.	Termination

(a)	This Support Agreement may be terminated by the Majority Supporting Second Lien Noteholders, in their sole discretion, by providing written notice to the Companies:

(i)	if the Companies fail to meet any of the milestones set forth in Section 5(c) within the times set forth therein (as such times may be extended in accordance with Section 5(c));

(ii)	if the Companies enter into a written agreement to pursue a Superior Transaction;

(iii)

if the Companies have taken any action inconsistent with this Support Agreement or failed to comply with, or defaulted in the performance or observance of, any material term, condition, covenant or agreement set for in this Support Agreement that, if capable of being cured, is not cured within three (3) Business Days after receipt of written notice of such failure or default and provided that, for greater certainty, no cure period shall apply with respect to any termination pursuant to Sections 12(a)(i), 12(a)(ii), 12(a)(viii) or 12(a)(x);

(iv)	any representation, warranty or acknowledgement of any of the Companies made in this Support Agreement shall prove untrue in any material respect as of the date when made;

(v)

upon the issuance of any preliminary or final decision, order or decree by a Governmental Entity, the making of an application to any Governmental Entity, or the commencement of an action or investigation by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the Plan, which restrains, impedes or prohibits the Recapitalization Transaction or the Plan;

(vi)

if: (A) the First Lien Support Agreement has been terminated and is not in full force and effect through the Effective Date; or (B) at any time the Supporting First Lien Noteholders that are party to the First Lien Support Agreement hold in the aggregate less than 66-2/3% of the principal amount of outstanding First Lien Notes;

(vii)	if the Backstop Commitment Agreement has been terminated;

(viii)

if the Proceedings are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed with respect to the Companies, unless such appointment is made with the prior written consent of the Majority Supporting Second Lien Noteholders;

(ix)

the amendment, modification or filing of a pleading by the Companies seeking to amend or modify the Recapitalization Transaction Terms or the Plan, or any material document or order relating thereto, if such amendment or modification is not acceptable to the Majority Supporting Second Lien Noteholders, acting reasonably; or

(x)	if the Recapitalization Transaction has not been completed and the Plan has not been implemented by the Outside Date,

in each case unless the event giving rise to the termination right is waived or cured in accordance with the terms hereof.

(b)

This Support Agreement may be terminated by the Companies, by providing written notice to the Supporting Second Lien Noteholders, provided that the Companies are not in default hereunder, upon the occurrence and continuation of any of the following events:

(i)	if at any time the Supporting Second Lien Noteholders party to this Support Agreement hold in the aggregate less than 66-2/3% of the principal amount of outstanding Second Lien Notes;

(ii)	if the Boards decide to proceed with a Superior Transaction as permitted under Section 11 hereof;

(iii)	if the Backstop Commitment Agreement has been terminated;

(iv)

upon the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the Plan, which restrains, impedes or prohibits the Recapitalization Transaction or the Plan; or

(v)	if the Recapitalization Transaction has not been completed and the Plan has not been implemented by the Outside Date.

(c)

This Support Agreement may be terminated by the Companies as to a breaching Supporting Second Lien Noteholder (the “Breaching Noteholder”) only, by providing written notice to such Supporting Second Lien Noteholder, in exercise of its sole discretion and provided that the Companies are not in default hereunder, upon the occurrence and continuation of any of the following events:

(i)	if such Breaching Noteholder has taken any action inconsistent with this Support Agreement or failed to comply with, or defaulted in the performance or observance of, any material term, condition, covenant or agreement set for in this Support Agreement that, if capable of being cured, is not cured within three (3) Business Days after receipt of written notice of such failure or default; or

(ii)	any representation, warranty or acknowledgement of such Breaching Noteholder made in this Support Agreement shall prove untrue in any material respect as of the date when made,

and the Breaching Noteholder shall thereupon no longer be a Supporting Second Lien Noteholder.

(d)	This Support Agreement may be terminated at any time by mutual written consent of the Companies and the Majority Supporting Second Lien Noteholders.

(e)	This Support Agreement shall terminate automatically on the Effective Date upon implementation of the Plan.

(f)

Subject to paragraph 12(h) below, this Support Agreement, upon its termination, shall be of no further force and effect and each Party hereto shall be automatically and simultaneously released from its commitments, undertakings, and agreements under or related to this Support Agreement.

(g)	Each Party shall be responsible and shall remain liable for any breach of this Support Agreement by such Party occurring prior to the termination of this Support Agreement.

(h)

Notwithstanding the termination of this Support Agreement pursuant to this Section 11(a), the agreements and obligations of the Parties in Sections 5(f), 13 and 16 shall survive such termination and shall continue in full force and effect for the benefit of the Parties in accordance with the terms hereof.

13.	Confidentiality

Notwithstanding anything to the contrary in this Support Agreement, no information with respect to the principal amount of Relevant Notes and the number of Relevant Shares held or managed by any individual Supporting Second Lien Noteholder or the identity of any individual Supporting Second Lien Noteholder shall be disclosed by the Companies or any of their respective subsidiaries or affiliates, without the prior written consent of each such Supporting Second Lien Noteholder, provided, however, that such information may be disclosed: (i) to the directors, executives, senior management, auditors, employees, financial advisors and legal advisors (collectively, its “Representatives”) of each Company, provided that each such Representative (A) needs to know such information for purposes of the Recapitalization Transaction, (B) is informed of this confidentiality provision and the confidential nature of such information, and (C) agrees to act in accordance with the terms of this confidentiality provision; and (ii) in response to, and to the extent required (as determined by such Company following advice of such Company’s legal counsel) by applicable law, by any stock exchange rules on which its securities or those of any of its affiliates are traded, by any Governmental Entity or by any subpoena or other legal process, including, without limitation, by any court of competent jurisdiction or applicable rules, regulations or procedures of a court of competent jurisdiction; provided that, if it or any of its Representatives is required to disclose the identity or specific holdings of the Supporting Second Lien Noteholder in the manner set out in the preceding sentence, such Company shall provide the applicable Supporting Second Lien Noteholder with prompt written notice of any such requirement (including a written copy of the proposed disclosure), to the extent permissible and practicable under the circumstances, and the Company shall reasonably cooperate with such Supporting Second Lien Noteholder (at such Supporting Second Lien Noteholder’s sole expense) in seeking a protective order or other appropriate remedy or waiver of compliance with such requirement; provided further that: (x) the principal amount of Relevant Notes and the number of Relevant Shares held collectively by all Supporting Second Lien Noteholders in the aggregate from time to time may be set out in any public disclosure, including, without limitation, press releases and court materials, produced by the Companies, all in form and substance satisfactory to the Companies and the Majority Supporting Second Lien Noteholders, (y) the Companies may disclose the identity of a Supporting Second Lien Noteholder in any action to enforce this Term Sheet and/or the Support Agreement against such Supporting Second Lien Noteholder (and only to the extent necessary to enforce this Term Sheet and/or the Support Agreement against such Supporting Second Lien Noteholder), and (z) the Companies may disclose in any of their proxy circulars the identity of, and number of Relevant Shares held by, a Supporting Second Lien Noteholder that holds 10% of more of the Existing Shares to the extent required by applicable securities laws (as determined by the Companies following advice of the Companies’ legal counsel).

14.	Further Assurances

Each Party shall take all such actions as are commercially reasonable, deliver to the other Parties such further information and documents and execute and deliver to the other Parties such further instruments and agreements as another Party shall reasonably request to consummate or confirm the transactions provided for in this Support Agreement, to accomplish the purpose of this Support Agreement or to assure to the other Party the benefits of this Support Agreement, including, the consummation of the Recapitalization Transaction (or an Alternative Transaction, if applicable), in all such cases at the Companies’ expense.

15.	Public Announcements

All public announcements in respect of the Recapitalization Transaction shall be in form and substance acceptable to the Companies and the Majority Supporting Second Lien Noteholders; provided that, nothing herein shall prevent a party from making public disclosure in respect of the Recapitalization Transaction to the extent required by applicable Law.

16.	Miscellaneous

(a)

Notwithstanding anything herein to the contrary, this Support Agreement applies only to each Supporting Second Lien Noteholder’s Debt and Relevant Shares (including any Additional Notes and Additional Shares in accordance with Section 4(o)) and to each Supporting Second Lien Noteholder solely with respect to its legal and/or beneficial ownership of, or its investment and voting discretion over, its Debt and Relevant Shares (including any Additional Notes and Additional Shares in accordance with Section 4(o)), and not, for greater certainty, to any securities, loans or obligations that may be held by any client of such Supporting Second Lien Noteholder whose funds or accounts are managed by such Supporting Second Lien Noteholder where those funds or accounts are not otherwise subject to this Support Agreement (including, for greater certainty, where such funds or accounts become subject pursuant to any Transfer permitted under Section 4(b)(i)) and, without limiting the generality of the foregoing, shall not apply to:

(i)

any securities, loans or other obligations that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within or affiliate of a Supporting Second Lien Noteholder: (A) that has not been involved in and is not acting at the direction of or with knowledge of the Companies’ affairs provided by any person involved in the Recapitalization Transaction discussions; or (B) is on the other side of an information firewall with respect to the officers, partners and employees of such Supporting Second Lien Noteholder who have been working on the Recapitalization Transaction and is not acting at the direction of or with knowledge of the Companies’ affairs provided by any officers, partners and employees of such Supporting Second Lien Noteholder who have been working on the Recapitalization Transaction;

(ii)

any securities, loans or other obligations that may be beneficially owned by clients of a Supporting Second Lien Noteholder, including accounts or funds managed by the Supporting Second Lien Noteholder; or

(iii)

any securities, loans or other obligations that may be beneficially owned by clients of a Supporting Second Lien Noteholder that are not managed or administered by the Supporting Second Lien Noteholder.

(b)

Subject to Section 16(a), nothing in this Support Agreement is intended to preclude a Supporting Second Lien Noteholder from engaging in any securities transactions, subject to the agreements set forth herein with respect to the Supporting Second Lien Noteholder’s Relevant Notes, Debt and Relevant Shares and compliance with applicable securities Laws.

(c)	The headings in this Support Agreement are for reference only and shall not affect the meaning or interpretation of this Support Agreement.

(d)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(e)

This Support Agreement (including the Term Sheet and the other schedules attached to this Support Agreement) constitute the entire agreement and supersede all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof.

(f)	This Support Agreement may be modified, amended or supplemented as to any matter in writing (which may include e-mail) by the Companies and the Majority Supporting Second Lien Noteholders.

(g)

Any Person signing this Support Agreement in a representative capacity (i) represents and warrants that he/she is authorized to sign this Support Agreement on behalf of the Party he/she represents and that his/her signature upon this Support Agreement will bind the represented Party to the terms hereof, and (ii) acknowledges that the other Parties hereto have relied upon such representation and warranty.

(h)

Any provision of this Support Agreement may be waived if, and only if, such waiver is in writing (which may include e-mail) by the Party against whom the waiver is to be effective. A waiver by the Supporting Second Lien Noteholders will require the agreement of the Majority Supporting Second Lien Noteholders in order to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

(i)

The Companies shall be entitled to rely on written confirmation from Osler, Hoskin & Harcourt LLP (which may include email) that the Majority Supporting Second Lien Noteholders have agreed, waived, consented to or approved a particular matter pursuant to this Support Agreement. The Supporting Second Lien Noteholders shall be entitled to rely on written confirmation from Goodmans LLP (which may include email) that one or more of the Companies has agreed, waived, consented to or approved a particular matter pursuant to this Support Agreement.

(j)

Any date, time or period referred to in this Support Agreement shall be of the essence except to the extent to which the Company and the Majority Supporting Second Lien Noteholders agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(k)	The agreements, representations and obligations of the Supporting Second Lien Noteholders under this Support Agreement are, in all respects, several and not joint and several.

(l)	This Support Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction) and all actions or proceedings arising out of or relating to this Support Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

(m)

It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Support Agreement and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach, including an order by a court of competent jurisdiction requiring any Party to comply promptly with any of such obligations.

(n)

Unless expressly stated otherwise herein, this Support Agreement is intended to solely bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, executors, administrators and representatives. No other person or entity shall be a third party beneficiary hereof.

(o)	No Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Support Agreement without the prior written consent of the other Parties hereto.

(p)

All notices, requests, consents and other communications hereunder to any Party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by facsimile, internationally-recognized overnight courier or email. All notices required or permitted hereunder shall be deemed effectively given: (i) upon personal delivery to the Party to be notified, (ii) when sent by facsimile or email if sent during normal business hours of the recipient, if not, then on the next Business Day of the recipient; or (iii) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All deliveries required or permitted hereunder shall be deemed effectively made: (A) upon personal delivery to the Party receiving the delivery; (B) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt; or (C) upon receipt of delivery in accordance with instructions given by the Party receiving the delivery. Any Party may change the address to which notice should be given to such Party by providing written notice to the other Parties hereto of such change. The address, facsimile and email for each of the Parties shall be as follows:

(i)	If to the Companies at:

Postmedia Network Canada Corp.

c/o Goodmans LLP

333 Bay Street, Suite 3400

Toronto, Ontario

M5H 2S7

Attention: Robert J. Chadwick & Caroline Descours

Facsimile: 416.979.1234

Email: rchadwick@goodmans.ca / cdescours@goodmans.ca

(ii)	If to one or more of the Supporting Second Lien Noteholders at:

The address set forth for each applicable Supporting Second Lien Noteholder on its signature page to this Support Agreement, with a required copy (which shall not be deemed notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200

Toronto, Ontario

M5X 1B8

Attention: Marc Wasserman & Martino Calvaruso

Facsimile: 416.862.6666

Email: mwasserman@osler.com / mcalvaruso@osler.com

(q)

If any term, provision, covenant or restriction of this Support Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions, including terms, covenants and restrictions, of this Support Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Support Agreement to preserve each party’s anticipated benefits under this Support Agreement.

(r)

Except as explicitly provided for herein, and notwithstanding any termination of this Support Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of any Supporting Second Lien Noteholder or any Company to protect and preserve its rights, remedies and interests (including, with respect to the Supporting Second Lien Noteholders, their claims against a Company), and each Party fully reserves any and all of its rights. Nothing herein shall be deemed an admission of any kind.

(s)

The Parties hereby agree that to the extent deemed necessary or advisable by the Companies in their reasonable discretion after consultation with the Majority Supporting Second Lien Noteholders, the Companies shall be entitled to commence recognition proceedings under applicable U.S. Laws in respect of the Plan, subject to all filings, pleadings, motions and orders made in any such proceeding being in form and substance acceptable to Majority Supporting Second Lien Noteholders, acting reasonably, and provided that, any permissions and waivers that apply to the Proceedings commenced under the CBCA in accordance with this Support Agreement, shall apply equally to any such recognition proceedings.

(t)	This Support Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

POSTMEDIA NETWORK CANADA CORP.

Per:	(signed) “Douglas Lamb”
	Name:	Douglas Lamb
	Title:	EVP & Chief Financial Officer

Per:	(signed) “Jeffrey Haar”
	Name:	Jeffrey Haar
	Title:	EVP & General Counsel

POSTMEDIA NETWORK INC.

Per:	(signed) “Douglas Lamb”
	Name:	Douglas Lamb
	Title:	EVP & Chief Financial Officer

Per:	(signed) “Jeffrey Haar”
	Name:	Jeffrey Haar
	Title:	EVP & General Counsel

IN WITNESS WHEREOF, the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

Name of Supporting Second Lien Noteholder:	[REDACTED]

	By:	[REDACTED]
Name: [REDACTED]
Title: [REDACTED]

Jurisdiction of residence for legal purposes:		[REDACTED]

Email:		[REDACTED]

Address:		[REDACTED]

[HOLDINGS REDACTED]

SCHEDULE A

DEFINITIONS

“Advisors” means Osler, Hoskin & Harcourt LLP, legal advisors to the Supporting Second Lien Noteholders.

“Backstop Commitment Agreement” has the meaning given to it in the Term Sheet.

“Boards” means, collectively, the PNCC Board and the PNI Board.

“Business Day” means each day, other than a Saturday or Sunday or a statutory or civic holiday, on which banks are open for business in Toronto, Ontario.

“Common Shares” has the meaning given to it in the Term Sheet.

“Competition Act” means the Competition Act (Canada).

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval System.

“Effective Date” means the date on which the Recapitalization Transaction is implemented pursuant to the Plan.

“Existing Equity” has the meaning given to it in the Term Sheet.

“Existing Shares” has the meaning given to it in the Term Sheet.

“Final Order” means a final order of the Court pursuant to the CBCA, in form and substance satisfactory to the Majority Supporting Second Lien Noteholders, acting reasonably, that, inter alia, approves the Plan.

“First Lien Noteholder” means a holder of the First Lien Notes.

“First Lien Notes” has the meaning given to it in the Term Sheet.

“First Lien Notes Indenture” has the meaning given to it in the Term Sheet.

“First Lien Support Agreement” means the support agreement among the Companies and the Supporting First Lien Noteholder pursuant to which the Supporting First Lien Noteholder agreed to, among other things, support the Recapitalization Transaction.

“First Lien Trustee” means Computershare Trust Company of Canada in its capacities as trustee or collateral agent under the First Lien Notes Indenture.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“ICA” means the Investment Canada Act.

“Information” means all information set forth or incorporated in PNCC’s public disclosure documents filed on SEDAR and all information otherwise provided to the Advisors by a Company or its representatives.

“Interim Order” means an interim order of the Court pursuant to the CBCA in form and substance acceptable to the Majority Supporting Second Lien Noteholders, acting reasonably, that, inter alia, approves (i) calling for separate meetings of the First Lien Noteholders and the Second Lien Noteholders, and if required, shareholders, to consider and vote on the Plan, and (ii) a limited stay of proceedings with respect to the First Lien Notes, the Second Lien Notes, any shareholder rights plan and with respect to any cross-defaults and termination rights arising under material contracts of the Companies as a result of the commencement and/or continuation of the Proceedings and/or any default under the First Lien Notes or the Second Lien Notes.

“ITA” means the Income Tax Act.

“Law” or “Laws” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity.

“Majority Supporting Second Lien Noteholders” means Supporting Second Lien Noteholders holding not less than 66-2/3% of the principal amount of Second Lien Notes held by all Supporting Second Lien Noteholders.

“Management Incentive Plan” has the meaning given to it in the Term Sheet.

“Material Adverse Change” has the meaning given to it in the Term Sheet.

“New Capital Offering” has the meaning given to it in the Term Sheet.

“Outside Date” means December 16, 2016, or such other date as the Companies and the Majority Supporting Second Lien Noteholders may agree.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

“PNCC Board” means the board of directors of PNCC.

“PNI Board” means the board of directors of PNI.

“Second Lien Notes Indenture” has the meaning given to it in the Term Sheet.

“Second Lien Trustee” means the Bank of New York Mellon in its capacity as trustee under the Second Lien Note Indenture.

“SEDAR” means the System for Electronics Document Analysis and Retrieval.

“Superior Transaction” has the meaning given to it in the Term Sheet.

“Supporting First Lien Noteholder” means Canso Investment Counsel Ltd.

“Variable Voting Shares” has the meaning given to it in the Term Sheet.

“Voting Deadline” means the date on which votes are due in respect of the Plan, as established by the Interim Order to be entered in the Proceedings, as the same may be amended by the order of the Court or with the consent of the Companies, the Supporting First Lien Noteholder and the Majority Supporting Second Lien Noteholders.

“Voting Shares” has the meaning given to it in the Term Sheet.

SCHEDULE B

TERM SHEET

[Attached]

POSTMEDIA NETWORK CANADA CORP. AND POSTMEDIA NETWORK INC.

RECAPITALIZATION TRANSACTION TERM SHEET

Dated as of July 7, 2016.

This binding Recapitalization Transaction Term Sheet (the “Term Sheet”) sets out the principal terms of the agreement between Postmedia Network Canada Corp. (the “PNCC”) and Postmedia Network Inc. (“PNI”, and together with PNCC, the “Company”), on one hand, and the Second Lien Noteholder Supporting Parties, on the other hand, regarding the recapitalization (the “Recapitalization Transaction”) of certain indebtedness of PNCC, PNI and each of their respective co-obligors (collectively, the “Postmedia Entities”) to be implemented pursuant to a Plan of Arrangement (the “Plan”) under section 192 of the Canada Business Corporations Act (the “CBCA”). The Company and the Second Lien Noteholder Supporting Parties shall collectively be referred to herein as the “Parties”.

The Parties will negotiate in good faith definitive documentation with respect to the Recapitalization Transaction and such definitive documentation shall set forth in greater detail the terms and conditions contained in this Term Sheet.

1.	Defined Terms	Capitalized terms used but not defined in this Term Sheet shall have the meanings set out on Schedule “A” hereto.
2.	Exchange of Second Lien Notes and Extinguishment of Second Lien Notes Obligations	On the date of implementation of the Recapitalization Transaction (the “Effective Date”):
(a)

all obligations, including principal and all accrued and unpaid interest from and after July 15, 2016, owed to the Second Lien Noteholders under the Second Lien Notes and the Second Lien Notes Indenture, as applicable (collectively, the “Second Lien Notes Obligations”) shall be irrevocably exchanged for Common Shares representing approximately 98% of the equity of PNCC immediately following the implementation of the Plan (the “Exchange Common Shares”) and each Second Lien Noteholder shall become entitled to its Pro-Rata Share of the Exchange Common Shares in exchange for the full and final settlement of Second Lien Notes Obligations and the complete satisfaction, release and discharge of any and all security granted in favour of the Second Lien Noteholders as security for the Second Lien Notes Obligations; and

(b) the Second Lien Notes and the Second Lien Notes Indenture shall be cancelled.

The “Pro-Rata Share” of a Second Lien Noteholder shall be determined based on the amount of Second Lien Notes Obligations owing to such Second Lien Noteholder as at a record date to be determined, divided by the aggregate amount of Second Lien Notes Obligations owing to all Second Lien Noteholders as at such record date.

The Exchange Common Shares shall be subject to dilution resulting from the issuance of any Common Shares, options or other rights pursuant to the

Management Incentive Plan, as contemplated herein.
3.	New Capital Offering

As part of the Recapitalization Transaction, PNI shall raise cash proceeds in an amount equal to the New Capital Offering Amount in exchange for New Second Lien Notes (the “New Capital Offering”).

On the Effective Date, Second Lien Noteholders will have the right to participate in the New Capital Offering based on their respective Pro-Rata Share (calculated in accordance with Section 2 above) of the New Capital Offering Amount, to the extent permissible by law.

Second Lien Noteholders that participate in the New Capital Offering will be entitled to receive on the Effective Date US$1 of New Second Lien Notes for each US$1 of the New Capital Offering Amount provided by such Second Lien Noteholder.

4.	Backstop Commitment

The Company and the Backstop Parties shall enter into the Backstop Commitment Agreement as at the date of this Term Sheet, pursuant to which, among other things, the Backstop Parties shall agree to backstop and consummate the New Capital Offering to the extent that Second Lien Noteholders do not subscribe for their Pro-Rata Share of the New Capital Offering Amount.

In consideration for entering into, and conditional on fulfilling the obligations under, the Backstop Commitment Agreement, the Backstop Parties shall be entitled to receive on the Effective Date a fee equal to 5% of the New Capital Offering Amount, which fee shall be applied by the Backstop Parties to acquire additional New Second Lien Notes on the Effective Date.

5.	First Lien Notes	As part of the Recapitalization Transaction, on the Effective Date:
		(a)	the reasonable fees and expenses of the legal and financial advisors of Canso Investment Counsel Ltd., in its capacity as a First Lien Noteholder, shall be paid;
		(b)	all accrued and unpaid interest owing in respect of the First Lien Notes up to the Effective Date shall be paid in cash;
		(c)	a portion of the principal amount of First Lien Notes shall be repaid, dollar for dollar, at par in the amount of the First Lien Notes Repayment Amount;
(d)

the remaining First Lien Notes following the repayment set forth in 5(c) above shall be exchanged dollar for dollar, at par for the New First Lien Notes in exchange for the full and final settlement of all obligations owed to the First Lien Noteholders under the First Lien Notes and the First Lien Notes Indenture, as applicable (collectively, the “First Lien Notes Obligations”);

(e)

the existing security granted in respect of the First Lien Notes will be amended, amended and restated or otherwise addressed so that it secures all of the obligations contemplated in the “Security” section in Schedule “B”, provided that to the extent it is necessary to provide new security to replace the existing security, the new security shall have the same priority as the priority resulting from the existing lien registrations and charges in respect of the First Lien Notes (including through estoppel letters or other similar documents); and

(f) the First Lien Notes shall be cancelled.
6.	Existing Equity

The holders of the Existing Shares at a record date to be determined shall retain approximately 2% of the equity of PNCC immediately following the implementation of the Plan (subject to dilution resulting from the issuance of any Common Shares, options or other rights pursuant to the Management Incentive Plan, as contemplated herein).

All of the rights of the Existing Equity, except for the Existing Shares and PNCC’s existing shareholder rights plan, shall be terminated upon the implementation of the Plan or otherwise dealt with to the satisfaction of the Company and the Majority Second Lien Noteholder Supporting Parties.

7.	Management Incentive Plan	Management of the Company acceptable to the Majority Second Lien Noteholder Supporting Parties and the CEO shall each receive:
(a) Common Shares in an amount to be determined; and
(b) a new management incentive plan ((a) and (b) collectively, the “Management Incentive Plan”), in each case, as determined by the Majority Second Lien Noteholder Supporting Parties and the CEO prior to the Effective Date.
8.	Board Composition

The Majority Second Lien Noteholder Supporting Parties shall either confirm the continuation of the existing Board of Directors of PNCC (the “Board”) following implementation of the Recapitalization Transaction or have the right to appoint on the Effective Date up to 33% of the directors acceptable to the Majority Second Lien Noteholder Supporting Parties.

9.	Priority Claims	All priority claims, if any, required to be satisfied in accordance with applicable law shall be paid in the ordinary course.
10.	Trade Debt and Employee Obligations

The trade debt obligations of the Company shall be unaffected by the Recapitalization Transaction and shall be paid or satisfied in the ordinary course of business.

All obligations to employees of the Company (whether for salary, wages, retention payments pursuant to retention agreements, benefits, severance or otherwise) shall be unaffected by the Recapitalization Transaction (other than as set forth in Section 6 above) and employment arrangements will remain in place under their existing terms, provided that any changes to such employment arrangements to reflect the new Management Incentive Plan will be made.

11.	Restricted Cash	Any funds currently being held by the indenture trustee under the Second Lien Notes Indenture shall be released to PNI for general corporate purposes on the Effective Date.

12.	Implementation	The Recapitalization Transaction shall be implemented pursuant to a Plan under the CBCA.
13.	Conditions Precedent

The Recapitalization Transaction and the implementation of the Plan shall be subject to and conditional upon all required Court, creditor, shareholder, regulatory and other approvals, if and to the extent required, and other customary conditions and approvals customary in transactions of this nature, including, without limitation:

(a)

the Company shall have entered into separate standard support agreements (each a “Support Agreement”) as at the date of this Term Sheet, with: (i) at least the Requisite Majority of First Lien Noteholders; and (ii) at least the Requisite Majority of Second Lien Noteholders; in each case, pursuant to which such parties shall, with respect to their respective holdings of First Lien Notes, Second Lien Notes and Existing Shares, as applicable: (1) provide representations and warranties regarding the principal amount of their respective holdings of notes and the number of Existing Shares that they either are the sole legal and beneficial owner of or have investment and voting discretion with respect to; (2) refrain from selling, pledging, transferring, assigning or otherwise disposing of any of such holdings (provided that transfers to other funds managed by such party shall be permitted provided that such holdings remain subject to the applicable Support Agreement); (3) support, consent to and agree to vote all of their holdings, as applicable, in favour of the Recapitalization Transaction and the Plan; (4) subject to the Company’s ongoing compliance with the terms of the Support Agreements, consent to a stay of existing and future defaults in respect of their holdings during the period in which the Support Agreement is in effect; (5) waive any defaults or events of default that may occur as a result of (A) the commencement and/or continuation of the proceedings by the Company under the CBCA or of recognition proceedings under applicable U.S. law, if any; (B) the pursuit of the Recapitalization Transaction, including the entering into of any related documents; and (C) provided that the applicable Support Agreement has not been terminated in accordance with its terms (and, for greater certainty, regardless of whether such termination occurs before, on or after July 15, 2016), the non-payment of interest in respect of the Second Lien Notes on the July 15, 2016 interest payment date, and in all such cases agree not to take any enforcement steps (and to instruct the indenture trustee under the relevant indenture not to take any enforcement steps) in connection therewith; and (6) other customary terms. Each respective Support Agreement shall also provide that: (A) the Company shall pursue the Recapitalization Transaction in accordance with an agreed upon schedule that incorporates the milestones contemplated herein; (B) all material transaction documents and orders shall be acceptable to the applicable parties, acting reasonably; and (C) the Company will pursue and support the Recapitalization Transaction, in good faith;

(b)

the Company shall have obtained an order of the Court by no later than August 10, 2016 (or such other date as may be agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties), calling for separate meetings of the First Lien Noteholders and the Second Lien Noteholders, and if required, shareholders, to consider and vote on the Plan, and providing for a limited stay of proceedings with respect to the First Lien Notes, the Second Lien Notes, any shareholder rights plan and with respect to any cross-defaults and termination rights arising under any material contracts of the Company as a result of the commencement and/or continuation of the proceedings by the Company under the CBCA or recognition proceedings under applicable U.S. law, if any, and/or any default under the First Lien Notes or the Second Lien Notes, all subject to the Company’s ongoing compliance with the terms of the Support Agreements;

(c)	the Plan shall have been approved by the requisite majority of affected creditors and, if applicable, shareholders, in conformity with the CBCA;
(d)

the Plan shall have been sanctioned by a final order of the Court (the “Final Order”) by no later than September 30, 2016 (or such other date as may be agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties);

(e)

the Final Order shall have become a final order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Company or the Majority Second Lien Noteholder Supporting Parties, vacated or subject to pending appeal and as to which order any appeal periods relating thereto shall have expired;

(f)

the Plan, the Final Order, the new (or amended) articles, by-laws and other constating documents, and all definitive legal documentation in connection with all of the foregoing, shall be satisfactory to the Company and the Majority Second Lien Noteholder Supporting Parties;

(g)	there shall not exist or have occurred any Material Adverse Change;
(h)	the reasonable fees and expenses of the legal advisors of the Second Lien Noteholder Supporting Parties shall have been paid;
(i)

all accrued and unpaid interest owing under the First Lien Notes up until the Effective Date shall have been paid in cash and all accrued and unpaid interest owing under the Second Lien Notes up to and including July 15, 2016 shall have been paid in cash (excluding, for greater certainty, with respect to the Second Lien Notes only, any default interest or interest accrued after July 15, 2016);

(j)

all filings that are required under applicable laws in connection with the Recapitalization Transaction shall have been made and any material regulatory consents or approvals that are required in connection with the Recapitalization Transaction shall have been obtained;

(k)

there shall not be in effect any preliminary or final decision, order or decree by a government, government authority, court or public authority and no application, action or proceeding shall have been made to any government, government authority, court or public authority, and no action or investigation shall have been announced, threatened or commenced by any government, government authority, court or public authority, in consequence of or in connection with the Recapitalization Transaction, which restrains, impedes or prohibits (or if granted could reasonably be expected to restrain, impede or prohibit), the Recapitalization Transaction or any material part thereof or requires or purports to require a material variation of the Recapitalization Transaction;

(l)

the Recapitalization Transaction shall be compliant with section 19 of the ITA, not result in the acquisition of control by a non-Canadian under the ICA, and receive clearance under the Competition Act; and

		(m)	the Director appointed pursuant to section 260 of the CBCA shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the Plan and the Plan.
14.	Releases

The Plan shall provide for usual and customary releases in connection with the implementation of a Recapitalization Transaction under the CBCA to be effective on the Effective Date, which shall at a minimum provide that the Postmedia Entities, their shareholders, the First Lien Noteholders, the Second Lien Noteholders, and any of the foregoing persons’ respective officers, current and former directors, employees, auditors, financial advisors, legal counsel and agents, shall be released and discharged from any actions, causes of actions, damages, judgments, executions, obligations, liabilities and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of such persons’ gross negligence, fraud or wilful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the implementation date of the Plan in connection with the Existing Equity, the First Lien Notes, the First Lien Notes Indenture, the Second Lien Notes, the Second Lien Notes Indenture, the New Capital Offering, the Backstop Commitment Agreement, the Recapitalization Transaction, the Plan, any proceedings commenced with respect to the Plan and the Recapitalization Transaction, and any other actions or matters related directly or indirectly to the foregoing; provided however, that nothing will release or discharge any of the Postmedia Entities, their shareholders, the First Lien Noteholders and the Second Lien Noteholders from or in respect of their respective obligations under the Recapitalization Transaction, the Support Agreements, the Plan, the Backstop Commitment Agreement, the New Capital Offering or any document ancillary to the foregoing.

15.	Consolidation of Shares

The common shares of PNCC may be consolidated for no consideration such that the total number of outstanding common shares as at the implementation of the Plan is acceptable to the Company and the Majority Second Lien Noteholder Supporting Parties.

16.	Fractional Securities	No fractional common shares will be issued. Any fractional common shares that would otherwise have been issued shall be rounded down to the nearest whole number.
17.	Listing and Trading	PNCC shall remain a public company following the implementation of the Plan and the common shares of PNCC shall be publicly listed for trading on the TSX or the TSX Venture Exchange.
18.	Definitive Documentation

The Parties will work in good faith to negotiate, execute and deliver definitive documentation necessary to implement the Recapitalization Transaction in accordance with the terms set out in this Term Sheet and in form and substance satisfactory to the Company and the Majority Second Lien Noteholder Supporting Parties. All of the definitive documentation shall contain customary provisions for transactions of this nature.

19.	Tax Considerations	The Recapitalization Transaction shall be structured in a tax efficient manner satisfactory to the Company and the Majority Second Lien Noteholder Supporting Parties.
20.	Public Announcements

All public announcements in respect of the Recapitalization Transaction shall be in form and substance acceptable to the Company and the Majority Second Lien Noteholder Supporting Parties; provided that, nothing herein shall prevent a party from making public disclosure in respect of the Recapitalization Transaction to the extent required by applicable law.

It is intended that this Term Sheet, once executed, would be filed by the Company, together with the form(s) of Support Agreement(s), on SEDAR and EDGAR, and, if applicable, filed with the court, together with the form(s) of Support Agreement(s), in connection with proceedings commenced under the CBCA in connection with the implementation of the Recapitalization Transaction and the Plan and any recognition proceedings under U.S. law in connection therewith, or other applicable court proceedings in connection with the implementation of the Recapitalization Transaction or an Alternative Transaction (as defined below), as applicable.

Notwithstanding anything to the contrary in this Term Sheet, no information with respect to the principal amount of Second Lien Notes and number of Existing Shares held or managed by any individual Second Lien Noteholder Supporting Party or the identity of any individual Second Lien Noteholder Supporting Party shall be disclosed by the Company or any of its subsidiaries or affiliates, without the prior written consent of each such Second Lien Noteholder Supporting Party, provided, however, that such information may be disclosed: (i) to the directors, executives, senior management, auditors, employees, financial advisors and legal advisors (collectively, its “Representatives”) of the Company, provided that each such Representative (A) needs to know such information for purposes of the Recapitalization Transaction, (B) is informed of this confidentiality provision and the confidential nature of such information, and (C) agrees to act in accordance with the terms of this confidentiality provision; and (ii) in response to, and to the extent required (as determined by the Company following advice of the Company’s legal counsel) by applicable law, by any stock exchange rules on which its securities or those of any of its affiliates are traded, by any governmental entity or by any subpoena or other legal process, including, without limitation, by any court of competent jurisdiction or applicable rules, regulations or procedures of a court of competent jurisdiction; provided that, if it or any of its Representatives is required to disclose the identity or specific holdings of the Second Lien Noteholder Supporting Party in the manner set out in the preceding sentence, the Company shall provide the applicable Second Lien Noteholder Supporting Party with prompt written notice of any such requirement (including a written copy of the proposed disclosure), to the extent permissible and practicable under the circumstances, and the Company shall reasonably cooperate with such Second Lien Noteholder Supporting Party (at such Second Lien Noteholder Supporting Party’s sole expense) in seeking a protective order or other appropriate remedy or waiver of compliance with such requirement; provided further that: (x) the amount of Second Lien Notes or number of Existing Shares held collectively by all Second Lien Noteholder Supporting Parties in the aggregate from time to time may be set out in any public disclosure, including, without limitation, press releases and court materials, produced by the Company, all in form and substance satisfactory to the Company and the Majority Second Lien Noteholder Supporting Parties, (y) the Company may disclose the identity of a Second Lien Noteholder Supporting Party in any action to enforce this Term Sheet and/or the Support Agreement against such Second Lien Noteholder Supporting Party (and only to the extent necessary to enforce this Term Sheet and/or the Support Agreement against such Second Lien Noteholder Supporting Party), and (z) the Company may disclose in any of its proxy circulars the identity of, and amount of Existing Shares held by, a Second Lien Noteholder Supporting Party that holds 10% of more of the Existing Shares to the extent required by applicable securities laws (as determined by the Company following advice of the Company’s legal counsel).

21.	Alternative Transaction

In the event that it is determined by the Company and the Majority Second Lien Noteholder Supporting Parties that the Recapitalization Transaction shall not be implemented pursuant to a Plan under the CBCA for any reason, then such parties will consider and negotiate in good faith and if practicable consummate the Recapitalization Transaction by way of an alternative implementation method or proceeding, as determined by the Company and the Majority Second Lien Noteholder Supporting Parties (an “Alternative Transaction”).

In the event that an Alternative Transaction is to be effectuated, the terms of this Term Sheet pertaining to Recapitalization Transaction shall also apply to the Alternative Transaction, with any necessary amendments as the structure and implementation of the Alternative Transaction may reasonably require.

The Company and the Second Lien Noteholder Supporting Parties, and their respective legal and professional advisors, shall work in good faith in respect of all matters necessary to structure and implement the Alternative Transaction, including with respect to the determination of any court process, if any, pursuant to which the Alternative Transaction will be effectuated. The structuring and implementation of the Alternative Transaction shall be acceptable to the Company and the Majority Second Lien Noteholder Supporting Parties.

22.	Superior Transaction

The Support Agreement between the Company and the Second Lien Noteholder Supporting Parties shall provide that the Company shall only be permitted to negotiate a bona fide, unsolicited proposal (provided that, the Company shall provide the Second Lien Noteholder Supporting Parties with prompt disclosure of any such proposal subject to non-disclosure agreements with the Company in effect as of the date hereof) and to enter into a transaction in respect of any such proposal, if the board of directors of the Company, following receipt of advice from its legal and financial advisors, determines that such proposal would reasonably be expected to result in a transaction more favourable to the Company and its stakeholders than the Recapitalization Transaction (the “Superior Transaction”).

The Company and the Second Lien Noteholder Supporting Parties shall have the right to terminate their Support Agreement upon the execution of a written agreement by the Company to pursue a Superior Transaction.

23.	Execution	This Term Sheet may be executed in counterparts, which together will constitute one document. Facsimile and PDF signatures shall have the same legal effect as original signatures.
24.	Governing Law	This Term Sheet and all of the definitive documentation contemplated hereby shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

SCHEDULE “A”

DEFINITIONS

“Backstop Commitment Agreement” means the backstop commitment agreement to be entered into between the Company and the Backstop Parties on terms acceptable to the Company and the Backstop Parties pursuant to which, among other things, the Backstop Parties shall be obligated to backstop and consummate the New Capital Offering to the extent that Second Lien Noteholders do not subscribe for their Second Lien Noteholder Pro-Rata Share of the New Capital Offering Amount on the terms and subject to the conditions set forth in the Backstop Commitment Agreement. The Backstop Commitment Agreement shall also provide for other customary terms, conditions and indemnities.

“Backstop Parties” means [REDACTED].

“CEO” means the Chief Executive Officer of PNCC as of the date of this Term Sheet.

“Collateral Agency Agreement” means the collateral agency and intercreditor agreement to be entered into on terms and conditions acceptable to the Majority Second Lien Noteholder Supporting Parties. The Collateral Agency Agreement shall provide for, among other things, the appointment of a collateral agent and include other customary terms, conditions and indemnities. The Collateral Agency Agreement shall also provide that the New Second Lien Notes shall maintain very limited rights and be subordinate in all respects to the New First Lien Notes, including with respect to enforcement and rights to receive payment upon an event of default. Future permitted secured parties will be able to accede to the Collateral Agency Agreement without affecting or replacing security.

“Common Shares” means the common shares in the capital of PNCC issued by PNCC on the implementation date of the Plan in an amount to be agreed upon by the Company and the Majority Second Lien Noteholder Supporting Parties. The Common Shares (including for certainty the Exchange Common Shares) shall be issued in two series with equivalent economic rights and different voting rights, on the same basis and on the same terms as the Existing Shares, including: (a) all Common Shares issued to persons who are citizens or subjects of a country other than Canada or are controlled by one or more citizens or subjects of a country other than Canada (each a “Non-Canadian”) shall be Variable Voting Shares; (b) Voting Shares will only be issued to persons that are not Non-Canadian; and (c) the Existing Shares and the Common Shares shall have the same voting rights from and after the Effective Date as existing in respect of the Existing Shares prior to the Effective Date.

“Competition Act” means the Competition Act (Canada).

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Excess Cash Flow” is to be defined in a manner satisfactory to the Requisite Majority of First Lien Noteholders, the Majority Second Lien Noteholder Supporting Parties and the Company, and will be calculated using trailing Consolidated EBITDA (as defined in the existing First Lien Notes Indenture) with such subtractions and additions as are satisfactory to the Requisite Majority of First Lien Noteholders, the Majority Second Lien Noteholder Supporting Parties and the Company, including the following subtractions:

a.

interest paid in cash; provided that, for any Excess Cash Flow determination made during the 2017 fiscal year only, (x) any interest paid in cash in respect of the Second Lien Notes shall be excluded from the calculation of interest expense,

b.

capital expenditures (excluding expenditures relating to capitalized lease obligations) and cash restructuring costs, not to exceed in aggregate (the “applicable limit”): (i) $35 million for any four quarter period ending on or prior to August 31, 2019, and (ii) $30 million for any four quarter period thereafter; provided that the applicable limit for any four quarter period ending on or prior to August 31, 2019 will be increased by the unused portion of the applicable limit for the immediately preceding four quarter period; and

c.

cash contributions to pension plans to the extent that such contributions exceed pension expenses, not to exceed the amount that is required to be contributed in such period pursuant to applicable law.

“Existing Equity” means all of the equity of PNCC existing immediately prior to the implementation of the Plan, including, without limitation, any and all common shares (including, the Existing Shares), preferred shares, options, warrants, conversion privileges, calls, subscriptions, exchangeable securities or other rights (including the existing shareholder rights plan), plans (including stock option plans, restricted share unit plans and deferred share unit plans), agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating PNCC to issue or sell shares in the capital of PNCC or any securities or obligations of any kind convertible into or exchangeable from such shares.

“Existing Shares” means all of the common shares of PNCC existing immediately prior to the implementation of the Plan.

“First Lien Noteholders” means, collectively, the holders of the First Lien Notes.

“First Lien Notes” means the 8.25% senior secured notes due 2017 issued pursuant to the First Lien Notes Indenture.

“First Lien Notes Indenture” means the Senior Secured Notes Indenture dated as of August 16, 2012, among, PNI, as issuer, PNCC, as guarantor, the guarantors party thereto, Computershare Trust Company of Canada, as trustee, and Computershare Trust Company of Canada, as collateral agent, as amended, restated, supplemented and/or modified from time to time.

“First Lien Notes Repayment Amount” means an amount in Canadian dollars to be used to satisfy a portion of the principal amount of First Lien Notes pursuant to the Plan that will result in the principal amount of the First Lien Notes following such pay-down to equal C$225 million on the Effective Date.

“ICA” means the Investment Canada Act.

“ITA” means the Income Tax Act (Canada).

“Majority Second Lien Noteholder Supporting Parties” means Second Lien Noteholder Supporting Parties holding in aggregate not less than 66 2/3% of the aggregate principal amount of Second Lien Notes held by all Second Lien Noteholder Supporting Parties.

“Material Adverse Change” means any event, change, circumstance or effect occurring up to and including the closing of the Recapitalization Transaction that is reasonably likely to be or become, individually or in the aggregate, materially adverse to the Company and its subsidiaries (taken as a whole), provided that none of the following shall constitute a Material Adverse Change: (a) any change in applicable accounting standards; (b) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (c) any change affecting any of the industries in which the Company operates, including changes in exchange rates or commodity prices; (d) any natural disaster; (e) any change resulting from the execution, announcement, or performance of this Term Sheet, the Support Agreements, the Plan or any other related agreement and the consummation of the Recapitalization Transaction; (f) any change in the market price or trading volume of any securities of the Company or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade, or the failure, in and of itself, of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the underlying facts giving rise to or contributing to such change or failure may be taken into account in determining whether there has been a Material Adverse Change); or (g) any action taken by the Company in accordance with this Term Sheet, the Support Agreement between the Company and that certain First Lien Noteholder, and the Support Agreement between the Company and certain of the Second Lien Noteholders, except in the cases of clauses (b), (c) or (d), to the extent that the Company, taken as a whole, is disproportionately affected as compared with other participants in the industries in which the Company operates.

“New Capital Offering Amount” means C$110 million in cash which shall be funded in U.S. dollars (based on the rate at which C$ may be exchanged into US$, determined by reference to the Bank of Canada noon spot rate as of a date agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties that is not more than seven business days prior to the Effective Date, or such other date as agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties, provided, however, that the intention is to use a date as close to the Effective Date as practicable).

“New First Lien Notes” means the new Canadian dollar 8.25% senior secured first lien notes due July 15, 2021, issued by the PNI (and guaranteed by PNCC and material restricted subsidiaries of PNCC and PNI) pursuant to the Plan and on terms and conditions acceptable to the Company and the Majority Second Lien Noteholder Supporting Parties. The New First Lien Notes shall be issued under the amended First Lien Notes Indenture with such modifications as set forth on Schedule “B” hereto, and such other modifications as may be agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties.

“New Second Lien Notes” means the new U.S. dollar 10.25% senior secured second lien notes due July 15, 2023, issued by the PNI (and guaranteed by PNCC and material restricted subsidiaries of PNCC and PNI) pursuant to the Plan and on terms and conditions acceptable to the Company and the Majority Second Lien Noteholder Supporting Parties. The terms of the New Second Lien Notes shall include the terms set forth on Schedule “C” hereto, customary terms and conditions of second lien note indentures and such other terms and conditions as may be agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties.

“Requisite Majority” means, as applicable, (a) at least 66-2/3% of the First Lien Notes Obligations; or (b) at least 66-23% of the Second Lien Notes Obligations.

“Second Lien Noteholders” means, collectively, the holders of the Second Lien Notes.

“Second Lien Noteholder Supporting Parties” means the Second Lien Noteholders that enter into a Support Agreement with the Company representing at least 66-2/3% in principal value of amounts outstanding under the Second Lien Notes and the Second Lien Notes Indenture.

“Second Lien Notes” means the 12.50% senior secured notes due 2018 issued pursuant to the Second Lien Notes Indenture.

“Second Lien Notes Indenture” means the Senior Secured Notes Indenture dated as of July 13, 2010, among, PNI, as issuer, PNCC, as guarantor, the guarantors party thereto, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as collateral agent, as amended, restated, supplemented and/or modified from time to time.

“TSX” means Toronto Stock Exchange.

“Variable Voting Shares” means the Class NC variable voting shares in the capital of PNCC, which trade on the TSX under the symbol PNC.B.

“Voting Shares” means the Class C voting shares in the capital of PNCC, which trade on the TSX under the symbol PNC.A.

SCHEDULE “B”

TERMS OF NEW FIRST LIEN NOTES

The New First Lien Notes shall be effected under an amendment to the First Lien Notes Indenture (the “New First Lien Notes Indenture”), with the modifications set out in the table below and such other modifications as may be agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties. Except as indicated below, terms used and not defined in this Schedule B have the meanings given to them in the First Lien Notes Indenture.

Issuer	PNI
Guarantors	PNCC and material restricted subsidiaries of PNCC and PNI (including, for greater certainty, 1576626 Ontario Inc. and 7731558 Canada Inc.)
Currency	Canadian dollars
Principal Amount	C$225 million
Maturity Date	July 15, 2021
Interest Rate	Same as the First Lien Notes Indenture (8.25%)
Security

Same as the First Lien Notes Indenture.

One set of security to secure the New First Lien Notes, permitted secured hedges (for greater certainty, any foreign exchange hedges entered into by the Issuer in connection with the New Second Lien Notes shall be unsecured or secured junior in priority to the New First Lien Notes) and cash management obligations, permitted ABL facility and permitted junior lien indebtedness (including the New Second Lien Notes), all subject to the terms of the Collateral Agency Agreement.

Optional Redemption	Permitted at any time at par (plus accrued and unpaid interest), without make-whole, premium or penalty.
Amortization	None.
Mandatory Redemption Amounts

(a)    50% of Excess Cash Flow (as defined in Schedule “A”) to be used to redeem New First Lien Notes at par within 30 days of the delivery of the applicable financials for each fiscal quarter ending in February and August (collectively the “Excess Cash Flow Payment Amount”). The first Excess Cash Flow Payment Amount shall be paid within 30 days of the delivery of the quarterly financials for the fiscal quarter ending in February 2017.

(b)    To the extent the Excess Cash Flow Payment Amount in any fiscal year is less than $10 million (the “ECF Shortfall”), the Issuer shall make an additional mandatory redemption of the New First Lien Notes at par equal to such ECF Shortfall within 30 days of the delivery of its fiscal year end financials (commencing for the year ended August 31, 2017).

(c)    The mandatory redemptions described in (a) and (b) above shall be automatic, shall be paid to the trustee under the New First Lien Notes Indenture on behalf of the holders of New First Lien Notes, and there shall be no requirement to first make an offer to holders of New First Lien Notes in respect of such payments.

Covenants

(1)   Permitted Debt: Consistent with the First Lien Notes Indenture, except:

•       ABL facility basket reduced to C$30 million;

•       New Second Lien Notes permitted;

•       additional pari passu indebtedness basket of C$75 million to be added to support future acquisitions, subject to the Consolidated First-Lien Leverage Ratio being at least 0.50 to 1.0 less than it was prior to the acquisition (after giving pro-forma effect to the acquisition and related incurrence of debt), and provided that any such pari passu indebtedness shall (i) have a maturity date no earlier than the maturity date of the New First Lien Notes; (ii) have no rights to mandatory redemptions or repayments (including, without limitation, from excess cash flow or proceeds from any Asset Disposition); and (iii) have covenants, events of default and economics (including without limitation coupon, interest or fees) no more favourable to the debtholder than the covenants, events of default and economics in respect of the First Lien Notes, provided that to the extent any such pari passu indebtedness has covenants, events of default or economics more favourable to the debtholder than the covenants, events of default and economics in respect of the First Lien Notes, then such more favourable terms shall also be granted in favour of the First Lien Notes; and

•       existing C$25 million general junior lien debt basket increased to C$100 million; provided that (i) no cash interest shall be paid on such junior lien debt until the New First Lien Notes are repaid in full, and (ii) such junior lien debt shall (x) have a maturity date later than the maturity date under the New First Lien Notes, (y) have events of default no more onerous than the New First Lien Notes Indenture, and (z) be subject to intercreditor terms that are materially consistent with the intercreditor terms set forth in the Collateral Agency Agreement and shall be provided with no greater rights than those provided to the New Second Lien Notes pursuant to the Collateral Agency Agreement.

(2)   Permitted Liens: Consistent with the First Lien Notes Indenture, except:

•       New Second Lien Notes permitted;

•       ABL facility, New Second Lien Notes and permitted junior lien debt may be secured by same security as the First Lien Notes (by way of joinder to the Collateral Agency Agreement);

•       any liens in favour of any foreign exchange hedge provider in relation to the New Second Lien Notes shall be junior in priority to the New First Lien Notes; and

•       lien baskets added to match new permitted debt baskets above.

(3)   Distributions: Consistent with the First Lien Notes Indenture, except

•       Removal of builder basket in 4.07(a) of the First Lien Notes Indenture (i.e., no cash distributions until New First Lien Notes are extinguished).

•       Interest on Second Lien Notes: No cash interest on New Second Lien Notes shall be paid for the first 3 years from the closing date, unless at the time of an interest payment the aggregate principal amount of outstanding New First Lien Notes, together with any indebtedness ranking pari passu with the New First Lien Notes, is C$112.5 million or less; provided, that at the time of such interest payment, no amounts may be drawn on any ABL facility.

(4)  Asset sales:    Subject to any requirements in an ABL Facility with respect to ABL Collateral, (a) at any time PNCC, the Issuer or any Subsidiary thereof receives Net Available Cash from any individual Asset Disposition of not less than C$1 million, such Net Available Cash shall be applied to a mandatory redemption at par of New First Lien Notes, and (b) with respect to any individual Asset Disposition by PNCC, the Issuer or any Subsidiary thereof where the Net Available Cash received is less than C$1 million but greater than C$100,000, such Net Available Cash shall be paid directly by the purchaser to the Collateral Agent to be held in trust in a Collateral Account (with no withdrawal or reinvestment rights for PNCC, the Issuer or any of their Subsidiaries) and, immediately upon the aggregate amount held in such Collateral Account being not less than $1 million, such amounts shall be applied to a mandatory redemption at par of New First Lien Notes, in the case of both (a) and (b) above with no ability to apply such net proceeds to any indebtedness other than the New First Lien Notes. Any such proceeds shall be applied as a redemption at par (with no requirement to first make an offer to holders of New First Lien Notes in respect of such payments).

Other covenants to be consistent with the First Lien Notes Indenture, with such adjustments thereto as reasonably necessary to give effect to the terms of this term sheet.

SCHEDULE “C”

TERMS OF NEW SECOND LIEN NOTES

The New Second Lien Notes shall be effected under a new senior secured notes indenture (the “New Second Lien Notes Indenture”). The New Second Lien Notes Indenture shall include the below terms, customary terms and conditions of a second lien note indenture, and such other terms and conditions as may be agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties. The terms and conditions of the New Second Lien Notes Indenture shall be no more onerous than under the New First Lien Notes Indenture.

Issuer	PNI
Guarantors	PNCC and material restricted subsidiaries of PNCC and PNI (including, for greater certainty, 1576626 Ontario Inc. and 7731558 Canada Inc.)
Currency	U.S. dollars
Principal Amount

U.S. dollar equivalent of C$115.5 million (based on the rate at which C$ may be exchanged into US$, determined by reference to the Bank of Canada noon spot rate as of a date agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties that is not more than seven business days prior to the Effective Date, or such other date as agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties, provided, however, that the intention is to use a date as close to the Effective Date as practicable).

Maturity Date	July 15, 2023
Interest Rate

At the option of PNI, (a) 10.25% cash interest, or (b) 11.25% PIK interest, provided that no cash interest shall be paid unless permitted by the indenture for the New First Lien Notes (see item (3) under “Covenants” in Schedule B).

Security

Same as the New First Lien Notes Indenture. The New Second Lien Notes will be secured under the same security documents as the New First Lien Notes, subject to the terms of the Collateral Agency Agreement.

Optional Redemption	Permitted at any time, after the New First Lien Notes are repaid in full, at par (plus accrued and unpaid interest), without make-whole, premium or penalty.
Amortization	None.
Mandatory Redemption with Excess Cash Flow	None.
Covenants Events of Default Consent Thresholds

To be agreed by the Company and the Majority Second Lien Noteholder Supporting Parties acting reasonably for a transaction of this nature, but to be no more onerous than under the New First Lien Notes Indenture.